FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG Group plc

              New external appointment for Non-Executive Director

Jurgen Dormann

As required by the UKLA Listing Rules*, BG Group announces it has today received notification from Jurgen Dormann, a Non-Executive Director of the Company, that he was appointed Vice Chairman of Adecco S.A., Switzerland, with effect from 21 November 2005. Jurgen Dormann joined the Adecco board in June 2004.

Jurgen Dormann was appointed as a non-executive Director of BG Group plc on 1 June 2005.

*Listing Rule 9.6.14

23 November 2005
Website www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 23 November, 2005                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary